Exhibit 99.1



Alcon Launches AcrySof® IQ ReSTOR® Toric Intraocular Lens Outside the United States

HUENENBERG, Switzerland – September 3, 2010 – Alcon, Inc. (NYSE: ACL), the world's leader in eye care and cataract surgery announced its launch of the AcrySof® IQ ReSTOR® Multifocal Toric intraocular lens (IOL) outside the United States during the 2010 European Society of Cataract and Refractive Surgeons (ESCRS) annual meeting in Paris, France. This new lens is built on Alcon's industry leading AcrySof® platform and is designed to provide cataract patients that have astigmatism a surgical option that delivers quality vision at all distances with increased spectacle independence.

    "This is a significant advancement in IOL technology because it allows surgeons to offer their patients who have pre-existing astigmatism a lens that provides quality vision at all distances after cataract surgery," said Kevin Buehler Alcon's president and chief executive officer. "The AcrySof® IQ ReSTOR® Multifocal Toric IOL combines the technologies of Alcon's market-leading AcrySof® IQ ReSTOR® +3 add multifocal IOL and the AcrySof® Toric IOL and I believe it will expand the advanced technology IOL market."

    Data demonstrated that the AcrySof® IQ ReSTOR® Multifocal Toric IOL delivers similar quality of vision when compared to the AcrySof® IQ ReSTOR® +3.0 D IOL, including Modulation Transfer Function (MTF) and optical quality at all pupil sizes. The AcrySof® IQ ReSTOR® Multifocal Toric IOL brings together the multifocal performance of the AcrySof® IQ ReSTOR® with the precise astigmatism correction of the AcrySof® Toric IOL.

    "Combining these two innovative technologies addresses an unmet clinical need for my patients who have cataracts and astigmatism and also have the desire for an IOL that gives them visual acuity at all distances with less need for glasses," said Francesco Carones, M.D. cofounder and medical director of the Carones Ophthalmology Center in Milan, Italy. "The AcrySof® IQ ReSTOR® Toric will be a powerful option to offer my cataract surgery patients where I can predictably manage their astigmatism without the need for an additional surgery."

    Alcon completed its CE Mark of the AcrySof® IQ ReSTOR® Toric IOL during the second quarter of 2010 and this lens is now becoming available in many major markets which recognize the CE Mark. The company plans to file a Pre-Market Application (PMA) for the lens with the U.S. Food and Drug Administration (FDA) in early 2012.

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About AcrySof® Intraocular Lenses
Alcon's AcrySof® intraocular lenses are the most frequently implanted lenses in the world, with more than 50 million implants since their introduction in the early 1990s. Alcon's AcrySof® IOLs offer cataract patients a variety of benefits and are trusted by surgeons worldwide for their ease of plantation, proven technology and consistent predictable outcomes. The AcrySof® IQ, AcrySof® Toric, AcrySof® IQ ReSTOR® and now the AcrySof® IQ ReSTOR Toric IOLs are part of Alcon's AcrySof® product portfolio. For more information on the number one IOL choice for surgeons, visit: www.acrysofrestor.com.

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About Cataract Surgery

A cataract is a "clouding" of the eye's natural lens, which results in blurred or defocused vision. IOLs are implanted during cataract surgery to replace the patient's natural lens that has been removed during surgery. Cataracts cannot be prevented and are the leading cause of treatable blindness worldwide. For more information, visit www.cataractsurgery.com.

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

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